Exhibit 20.1

INTRADO ANNOUNCES THIRD QUARTER EARNINGS

Revenue and Earnings Exceed Consensus Expectations

Revenue of $35.4 Million, Earnings Per Diluted Share of $0.19

November 1, 2005 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO; www.intrado.com), a global provider of integrated data and telecommunications solutions, today reported third-quarter financial results.

•                  For the three months ended September 30, 2005, Intrado reported revenue of $35.4 million, compared to third quarter 2004 revenue of $35.3 million. For the nine months ended September 30, 2005, Intrado reported revenue of $107.5 million, compared to $96.4 million for the same period in 2004.

•                  Net income for the third quarter of 2005 was $3.5 million, or $0.19 per diluted share, compared to $4.0 million, or $0.22 per diluted share, for the same period in 2004. Net income for the nine months ended September 30, 2005 was $8.6 million, or $0.47 per diluted share, compared to $6.1 million, or $0.34 per diluted share, for the same period in 2004.

•                  Net cash from operations for the third quarter of 2005 was $9.3 million, compared to $10.9 million for the same period in 2004.

•                  Free cash flow (net cash from operations of $9.3 million less cash used in acquisition of property and equipment of $3.3 million, investment in joint venture of $1.0 million and capitalized software development costs of $1.2 million) for the third quarter of 2005 was $3.8 million compared to $7.4 million for the same period in 2004 (cash from operations of $10.9 million less cash used in acquisition of property and equipment of $0.4 million and capitalized software development costs of $3.1 million).

“We delivered another quarter of solid financial performance,” said George Heinrichs, Chief Executive Officer of Intrado. “In the third quarter, our VoIP customer base continued to grow as we deploy the nation’s first native VoIP 9-1-1 solution. Furthermore, we engaged JP Morgan to evaluate strategic alternatives for the company, underscoring our commitment to maximize long-term shareholder value.”

Recent Highlights

Wireline

•                  Intrado now supports 31 V9-1-1SM Mobility Service customers and has over one million VoIP subscriber records under contract, the largest subscriber base in the industry.

•                  Intrado added several VoIP service providers to its growing list of V9-1-1 Mobility Service customers. AT&T, CommPartners, Affinity, DNA, Ecuity, Heartland, I2, Spirit, Telefinity and US LEC have all chosen Intrado V9-1-1 Mobility Service as they work to comply with the FCC VoIP E9-1-1 mandate, currently scheduled to go into effect on November 28, 2005.

•                  Intrado reached agreement to enhance Target Notification services for a federal government agency. The initial phase of this effort is expected to generate $400,000 of revenue over the next nine months.

Wireless

•                  Intrado continued to expand its market leadership in the delivery of wireless 9-1-1 services with the addition of eight new wireless carriers. This brings total wireless carriers served by Intrado to 60.

•                  Intrado announced that it had passed the 50 million-call-mark for the delivery of wireless 9-1-1 calls, a reflection of the growing role Intrado is playing in the networks of its wireless carrier customers.

•                  Intrado also announced availability of its V9-1-1 Mobility Service for wireless service providers intending to offer wireless broadband VoIP service. The service extends the existing V9-1-1 Mobility Service to assist wireless service providers in complying with the FCC’s VoIP E9-1-1 Mandate.

•                  Intrado announced availability of the Intrado® Hosted User-Plane Position Determining Entity (PDE) which provides enhanced functionality needed to successfully launch and manage location-based applications. Using the most broadly deployed position location solution, Intrado will assist wireless service providers in offering more reliable and precise services.

International

•                  Intrado announced that Intrado (XieAn) Technology (China) Co. Ltd, a joint venture between Intrado International Ltd. and PDAger, has been granted a business license allowing it to operate in China. Headquartered in Beijing, XieAn will develop enhanced emergency communications solutions for public safety and disaster management agencies in China.

Intelligent Emergency Network™

•                  Intrado continued to enhance the Intrado® Intelligent Emergency Network™ with the addition of IP-based voice delivery, which will provide the nation’s PSAPs with increased agency interoperability and collaboration capabilities, dynamic routing of 9-1-1 calls and intelligent congestion control.

Third-Quarter Operational Results

Wireline. Revenue was $21.2 million in the third quarter of 2005, down 1.2% from $21.4 million in the third quarter of 2004. Revenue for the nine months ended September 30, 2005 was $64.1 million, up 9.1% from the same period in 2004.

Wireless. Revenue was $14.2 million in the third quarter of 2005, up 2.5% from $13.9 million in the third quarter of 2004. Revenue for the nine months ended September 30, 2005 was $43.4 million, up 15.1% from the same period in 2004.

Direct Costs. Direct costs for the third quarter of 2005 were $18.5 million, compared to $17.9 million in the year-ago quarter, an increase of 3.4%. Direct costs for the nine months ended September 30, 2005 were $58.5 million, up 11.1% from the same period in 2004.

Indirect Overhead Expenses. Total indirect overhead expenses increased 9.9% to $11.6 million in the third quarter of 2005, compared to the same period in 2004. Total indirect overhead expenses are defined as sales and marketing expenses of $5.4 million, general and administrative expenses of $5.3 million and research and development expenses of $0.9 million. During the third quarter of 2004, indirect overhead expenses were $10.5 million and consisted of $5.1 million of sales and marketing expenses, $4.6 million of general and administrative expenses and $0.8 million of research and development expenses. Total indirect overhead expenses increased 8.3% to $35.5 million during the nine months ended September 30, 2005, compared to the same period in 2004.

Intrado had $49.1 million in cash and cash equivalents at September 30, 2005. The company had $17.3 million available under its revolving line of credit with GE Capital and an additional $10.5 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 43 days at September 30, 2005, down from 59 days at September 30, 2004. DSOs is defined as gross accounts receivable plus unbilled revenue divided by total quarterly revenue, multiplied by 90 days.

Intrado’s Fourth-Quarter 2005 Outlook

•                  Total revenue of $37 million to $39 million.

•                  Wireline revenue of $23 million to $24 million.

•                  Wireless revenue of $14 million to $15 million.

CONFIDENTIAL DRAFT

•                  Direct costs of $21 million to $22 million, including approximately $1.5 million in costs related to the Intrado® Intelligent Emergency NetworkTM.

•                  Earnings per diluted share of $0.15 to $0.17, based on an estimated effective tax rate of 36.5% and [18.6] million shares outstanding.

•                  Free cash flow of $2 to $5 million, consisting of estimated net cash provided by operating activities ranging between $6 million and $8 million, less estimated capital expenditures of $1.5-$2.5 million and estimated capitalized software development costs of $1.5 million.

•                  Sales and marketing expenses of $5.7 million to $5.9 million.

•                  General and administrative expenses of $5.4 million to $5.6 million.

•                  Research and development costs of approximately $850,000.

Intrado expects that incremental investments in the Intelligent Emergency NetworkTM will continue in future quarters, temporarily putting pressure on operating margins and earnings in the near and medium term. The company plans to provide 2006 financial guidance in the first quarter of 2006.

Conference Call Webcast

Intrado’s third-quarter earnings conference call will be hosted live via the Internet on November 1, 2005 at 4:30 p.m. ET at www.intrado.com. An online archive of the broadcast will be available through November 8, 2005.

About Intrado

For over two decades, telecommunications providers, public safety organizations and government agencies have turned to Intrado for their communications needs. Intrado provides the core of the nation’s 9-1-1 network and delivers innovative solutions to communications service providers and public safety organizations, including complex data management, network transactions, wireless data services and notification services. The company’s unparalleled industry knowledge and experience reduce the effort, cost and time associated with providing reliable information for 9-1-1, safety and mobility applications. Additional information on Intrado, its products and services, and past press releases can be found at Intrado’s Web site: www.intrado.com

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including net income, direct expenses and earnings per share excluding non-cash asset impairment charges are non-GAAP financial measures; further, total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating Intrado’s operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies. A reconciliation of GAAP and non-GAAP Statements of Operations is provided in the financial statements attached to this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown

CONFIDENTIAL DRAFT

risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are estimates reflecting the best judgment of senior management as of the date of this announcement. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to, the following:

•                  Our reliance on large contracts from a limited and potentially decreasing number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•                  Whether acquisitions, consolidations, bankruptcies and reorganizations among our telecommunications customers will result in volume pricing discounts or otherwise have a material, adverse effect on our market share, revenue, liquidity and profitability;

•                  Competition in service, price and technological innovation from entities with substantially greater resources, especially in light of the fact that the increased use of Voice over Internet Protocol (VoIP) technology has opened our traditional 9-1-1 data management services business to new competition;

•                  Our ability to enter and renew wireline, wireless and VoIP contracts at prices that will allow us to maintain current profit margins;

•                  Our ability to integrate businesses and assets that we have acquired or may acquire;

•                  Whether our efforts to expand into European, Asian and other international markets will prove to be economically viable and whether we will be able to generate revenue sufficient to recover our investment in bmd wireless AG or other international investments;

•                  Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•                  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  Constraints on our sales and marketing channels because many of our customers compete with each other;

•                  Our ability to accurately predict, control and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  Our ability to expand beyond our traditional business and into highly competitive notification and data management sectors, including, but not limited to, our efforts to deploy IntelliCast® Target Notification and Commercial Database (CDB) services;

•                  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of VoIP 9-1-1 services and Phase I and Phase II wireless location services;

•                  The potential for liability claims, including product liability claims relating to our software and services;

•                  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  Changes in interest rates, including the LIBOR and prime rates, and in foreign currency exchange rates, and their potentially adverse effect on our results of operations and cash flows;

•                  The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated research and development tax credits;

•                  Our ability to economically attract, motivate and retain high-quality employees with skills that match our business needs;

•                  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

•                  The potential impact of recent accounting pronouncements related to share-based payments on our prospective financial statements; and

•                  Developments in governance, accounting and financial regulations, and their impact on general and administrative expenses.

CONFIDENTIAL DRAFT

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Stephen Calk

Investor Relations

Intrado Inc.

720.864.5238

stephen.calk@intrado.com

Financial Tables to Follow

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CONFIDENTIAL DRAFT

INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2005	2004	2005	2004

Revenues:
Wireline business unit	$21,170	$21,427	$64,104	$58,732
Wireless business unit	14,226	13,884	43,361	37,671
Total revenues	35,396	35,311	107,465	96,403

Costs and expenses:
Direct costs - Wireline	12,123	11,341	37,989	33,301
Direct costs - Wireless	6,358	6,535	20,510	19,344
Sales and marketing	5,414	5,124	16,746	14,479
General and administrative	5,302	4,615	16,130	16,158
Research and development	848	787	2,594	2,126
Total costs and expenses	30,045	28,402	93,969	85,408

Equity in loss from joint venture	(48)	—	(48)	—

Income from operations	5,303	6,909	13,448	10,995

Other income (expense):
Interest and other income	361	102	804	282
Interest and other expense	(59)	(277)	(447)	(971)
Income before income taxes	5,605	6,734	13,805	10,306

Income tax expense	2,156	2,669	5,141	4,075
Income from continuing operations	3,449	4,065	8,664	6,231
Discontinued operations:
Income (loss) from discontinued operations before income taxes	40	(108)	(66)	(231)
Income tax benefit (expense)	(16)	39	25	88
Income (loss) from discontinued operations	24	(69)	(41)	(143)
Net income	$3,473	$3,996	$8,623	$6,088

Net income (loss) per share:
Basic:
Continuing operations	$0.20	$0.23	$0.49	$0.37
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.01)
Total	$0.20	$0.23	$0.49	$0.36

Diluted:
Continuing operations	$0.19	$0.22	$0.47	$0.35
Discontinued operations	(0.00)	(0.00)	0.00	(0.01)
Total	$0.19	$0.22	$0.47	$0.34

Shares used in computing net income per share:
Basic	17,753,690	17,360,546	17,646,486	17,102,066
Diluted	18,559,656	17,803,487	18,342,108	18,073,339

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	September 30,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$49,096	$10,657
Short-term investments	—	28,705
Accounts receivable, net of allowance for doubtful accounts of $126 and $190	13,366	17,556
Unbilled revenue	3,384	1,675
Prepaids and other	3,940	3,032
Deferred contract costs	5,065	5,775
Deferred tax asset	4,073	7,507

Total current assets	78,924	74,907

Property and equipment, net of accumulated depreciation of $52,484 and $46,591	23,140	22,703
Goodwill	29,532	30,278
Other intangibles, net of accumulated amortization of $8,764 and $7,836	3,217	4,260
Long-term investments	—	898
Deferred contract costs	3,129	1,541
Software development costs, net of accumulated amortization of $13,763 and $8,875	14,910	16,551
Investment in joint venture	952	—
Other assets	314	410

Total assets	$154,118	$151,548

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$12,346	$9,777
Current portion of capital lease obligations	1,777	1,504
Mandatorily redeemable preferred stock payable	—	4,431
Deferred contract revenue	9,465	19,742

Total current liabilities	23,588	35,454

Capital lease obligations, net of current portion	1,710	1,312
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,708	1,643
Deferred contract revenue	8,110	5,620
Deferred tax liability	1,750	1,174

Total liabilities	38,866	47,203

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value; 15,000,000 shares authorized; 0 and 4,552 issued and outstanding	—	—
Common stock, $.001 par value; 50,000,000 shares authorized; 17,817,940 and 17,473,860 shares issued and outstanding	18	17
Accumulated other comprehensive income (loss)	(233)	656
Additional paid-in-capital	115,364	112,192
Retained earnings (accumulated deficit)	103	(8,520)
Total stockholders’ equity	115,252	104,345

Total liabilities and stockholders’ equity	$154,118	$151,548

INTRADO INC.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

(Dollars in Thousands)
(Unaudited)

	THREE MONTH ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2005	2004	2005	2004

Cash flows from operating activities:
Net income	$3,473	$3,996	$8,623	$6,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,919	3,801	12,958	11,646
Asset impairment	—	—	—	2,536
Tax benefit for stock option exercises	228	47	581	1,349
Loss from sale of discontinued operations, net of tax	—	—	5	—
Equity in loss from joint venture	48	—	48	—
Accretion of interest on mandatorily redeemable preferred stock payable	—	68	120	66
Stock-based compensation	87	172	198	273
Provision for doubtful accounts	(182)	44	(53)	205
Other, including loss on disposal of assets	1	3	37	12

Change in-
Accounts receivable and unbilled revenue	2,554	(963)	2,457	(5,679)
Prepaids and other assets	(881)	31	(832)	(1,069)
Deferred contract costs	(1,173)	937	(916)	516
Deferred income taxes	1,572	2,582	4,040	2,621
Accounts payable and accrued liabilities	2,924	452	2,539	(1,722)
Deferred revenue	(3,257)	(234)	(7,402)	763
Net cash provided by operating activities	9,313	10,936	22,403	17,605

Cash flows from investing activities:
Acquisition of property and equipment	(3,346)	(367)	(4,620)	(1,173)
Purchases of investments	—	(655)	(9,109)	(31,119)
Proceeds from sales of investments	—	—	38,713	23,153
Investment in joint venture	(1,000)	—	(1,000)	—
Capitalized software development costs	(1,213)	(3,122)	(4,157)	(7,709)
Cash paid on disposal of discontinued operations	(9)	—	(291)	—
Acquisition, net of cash acquired	—	—	—	(4,354)
Net cash provided by (used in) investing activities	(5,568)	(4,144)	19,536	(21,202)

Cash flows from financing activities:
Principal payments on capital lease obligations	(483)	(804)	(1,342)	(2,566)
Principal payments on notes payable and mandatorily redeemable preferred stock	—	(1,083)	(4,552)	(7,547)
Proceeds from exercise of stock options, warrants and employee stock purchase plan	862	408	2,429	4,120
Net cash provided by (used in) financing activities	379	(1,479)	(3,465)	(5,993)

Effect of exchange rate changes on cash	13	9	(35)	13

Net increase (decrease) in cash and cash equivalents	4,137	5,322	38,439	(9,577)
Cash and cash equivalents, beginning of period	44,959	23,082	10,657	37,981
Cash and cash equivalents, end of period	$49,096	$28,404	$49,096	$28,404

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$503	$606	$2,010	$1,585

Supplemental reconciliation of free cash flow, not including acquisitions and investments
Net cash provided by operating activities	$9,313	$10,936	$22,403	$17,605
Net cash provided by (used in) investing activities	(5,568)	(4,144)	19,536	(21,202)
Free cash flow	3,745	6,792	41,939	(3,597)
add back net purchases (sales) of ST and LT investments	—	655	(29,604)	7,966
add back acquisitions, net of cash acquired	9	—	282	4,354
Free cash flow, not including acquisitions and investments	$3,754	$7,447	$12,617	$8,723